Exhibit 21.1
SUBSIDIARIES OF REGISTRANT*

Legal Name	Jurisdiction	Percent Owned
Enphase Energy Australia Pty. Ltd.	Australia	100.0%
Enphase Energy Canada, Inc.	Canada	100.0%
Enphase Energy S.A.S.	France	100.0%
Enphase Energy NL B.V.	Netherlands	100.0%
Enphase Energy New Zealand	New Zealand	100.0%
Enphase Energy International LLC	Delaware	100.0%
Enphase Solar Energy India Pvt. Limited	India	100.0%
Enphase Energy Mexico, S. DE R.L. DE C.V.	Mexico	100.0%
Enphase Energy S.r.l.	Italy	100.0%
Enphase Energy Canada Holdings, Inc.	Canada	100.0%
Enphase Service Company, LLC	California	100.0%
365 Pronto, Inc.	Delaware	100.0%
ClipperCreek, Inc.	Delaware	100.0%
Enphase Energy Technology (Shanghai) Co. Ltd.	China	100.0%
Enphase Brasil Energia Solar LTDA	Brazil	100.0%

*    All subsidiaries of Enphase Energy, Inc. are wholly owned, directly or indirectly as of December 31, 2021.